

Kim Frentz Edmonds · 3rd

CEO at Ventura Partners

San Francisco Bay Area · 345 connections · **Contact info**

Ventura Partners

**UCLA Anderson Sch
Management**

Experience

CEO

Ventura Partners
Nov 1997 – Present · 22 yrs 8 mos
San Francisco Bay Area

Ventura Partners was formed in Santa Cruz, California in 1994 and I opened the San Francisco office in 2003. In addition to owning and redeveloping its own small commercial projects, the firm works with others to manage the development of gallery and performing arts spaces, nonprofit office incubators, and retail and restaurant space (including incubators). Providing services for the full life-cycle of projects, Ventura Partners brings its expertise in acquisition, financing, commercial leasing, and property management to serve its partners and clients.

Every project includes work with partner organizations and a focus on supporting th ...**see mor**

Principal

3-D Ventures
Jul 1986 – Nov 1997 · 11 yrs 5 mos
Boston, Santa Cruz

This was my first real estate consulting company, providing market research for developers in the Boston area, and then providing commercial real estate services to nonprofit housing developers in the San Francsico Bay Area.

Project Manager and Management Team Member
Santa Cruz Community Housing Corporation
Jan 1990 – Jan 1991 · 1 yr 1 mo
Santa Cruz, California

This small Santa Cruz affordable housing developer cut its teeth on building limited equity cooperatives, founded on the ideal that home ownership should be available for even the lowest income residents. I joined their organizational management team as well as acted as project manager for multiple mixed use residential/commercial projects from 1990 - ...see mor

Education



UCLA Anderson School of Management
Finance and Real Estate

UCLA Graduate School of Architecture & Urban Planning
Urban and Regional Economic Development



UCSB
Bachelor of Arts (B.A.), Political Science with Public Service Emphasis

Licenses & Certifications



California Broker's License - CA BRE
California Bureau of Real Estate



